

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 21, 2008

Mr. Wayne Doss
President, Chief Executive Officer &
Chief Financial Officer
Nova Natural Resources Corp.
2000 NE 22nd Street
Wilton Manors, FL 33305

> **Re: Nova Natural Resources Corp.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-15078**

Dear Mr. Doss:

We have reviewed your filing and have the following two sets of comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting and the proper form type.

Specifically, with respect to internal control, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-B. Where indicated, we think you should revise your document in response to these comments; however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Internal Control Over Financial Reporting

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are

required to report on your management's assessment of internal control over
financial reporting.

If your management has not yet performed its assessment, we ask that you
complete your evaluation and amend your filing within 30 calendar days to
provide the required management's report on internal control over financial
reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's
  Report on Internal Control Over Financial Reporting* (Securities Act Release
  8809/Financial Reporting Release 76). You can find this release at:
  http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's
  Report on Internal Control Over Financial Reporting Under Section 13(a) or
  15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
  8010/Financial Reporting Release 77). You can find this release at:
  http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
  (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete
its report on internal control over financial reporting impacts its conclusions
regarding the effectiveness of your disclosure controls and procedures *as of the
end of the fiscal year* covered by the report and revise your disclosure as
appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal
Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please
revise these certifications to include the introductory language of paragraph 4 and
the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to perform management's assessment adversely affects
the company's and its shareholders ability to avail themselves of rules and forms
that are predicated on the current or timely filing of Exchange Act reports. For
further information regarding these impacts, please see Compliance and
Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-QSB for Fiscal Quarter Ended March 31, 2008

Form Type

2.   We note that your most recent quarterly report for the period ending March 31,
        2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008,
        companies formerly classified as "small business issuers" under Regulation S-B
        must file their quarterly reports on Form 10-Q after they have filed an annual
        report for a fiscal year ending after December 15, 2007. Although small business
        issuers are now required to file on Form 10-Q, the disclosure requirements for
        that form are now tailored for smaller companies.

        Although we are not asking you to correct your most recent filing just to reflect
        the proper form type, we ask that you review your filing requirements and
        consider whether any action is necessary if your most recently filed quarterly
        report does not contain all required material information. In any event, you should
        file your next quarterly report on Form 10-Q.

        Information about recent changes to rules affecting small business issuer form
        types and disclosure and filing requirements is available on the SEC website at
        http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Closing Comments

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or me at (202) 551-3683 if you have questions regarding these comments.

Sincerely,

Jill Davis
Branch Chief